UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                        DOBSON COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    256069105
                                 (CUSIP Number)

                                 January 1, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages

                                  SCHEDULE 13G

CUSIP No.  256069105                                           Page 2 of 9 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL GP, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a. [ ]
                                              b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                        DELAWARE

                            5             Sole Voting Power
Number of                                        10,133,313
Shares
Beneficially                6             Shared Voting Power
Owned By                                         0
Each
Reporting                   7             Sole Dispositive Power
Person                                           10,133,313
With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                   10,133,313

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                      6.8%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

CUSIP No.  256069105                                           Page 3 of 9 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                 a. [ ]
                                                 b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                      UNITED STATES

                            5             Sole Voting Power
Number of                                        10,133,313
Shares
Beneficially                6             Shared Voting Power
Owned By                                         0
Each
Reporting                   7             Sole Dispositive Power
Person                                           10,133,313
With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                   10,133,313

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                      6.8%

12       Type of Reporting Person (See Instructions)

                                    HC

                                  SCHEDULE 13G

CUSIP No.  256069105                                           Page 4 of 9 Pages


Item 1(a)         Name of Issuer:

                  Dobson Communications Corporation, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  14201 Wireless Way, Oklahoma City, Oklahoma  73134

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) TCS Capital GP, LLC ("TCS Capital GP"); and

                  ii) Eric Semler ("Mr. Semler").

                  This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital Investments, LP, a Cayman Islands exempted limited partnership ("TCS Capital Investments"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

                  TCS Capital GP is the general partner of each of TCS Capital Investments, TCS Capital and TCS Capital II. In his capacity as the managing member of TCS Capital GP, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital Investments, TCS Capital and TCS Capital II.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

                  1) TCS Capital GP is a Delaware limited liability company; and

                  2) Mr. Eric Semler is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, $.001 par value per share (the"Shares").

Item 2(e)         CUSIP Number:

                  256069105

                                 SCHEDULE 13G

CUSIP No.  256069105                                           Page 5 of 9 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of January 1, 2006, each of TCS Capital GP and Mr. Semler may be deemed to be the beneficial owner of 10,133,313 Shares. This number consists of (A) 6,229,048 Shares held for the account of TCS Capital Investments, (B) 534,320 Shares held for the account of TCS Capital, and (C) 3,369,945 Shares held for the account of TCS Capital II.

Item 4(b)         Percent of Class:

                  The number of Shares each of TCS Capital GP and Mr. Semler may be deemed to beneficially own constitutes approximately 6.8% of the total number of Shares outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 149,870,503 as of November 1, 2005.)

Item 4(c)         Number of shares as to which such person has:



         TCS Capital GP
         (i)       Sole power to vote or direct the vote                                                  10,133,313
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                  10,133,313
         (iv)      Shared power to dispose or to direct the disposition of                                         0


         Mr. Semler
         (i)       Sole power to vote or direct the vote                                                  10,133,313
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                  10,133,313
         (iv)      Shared power to dispose or to direct the disposition of                                         0



Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

                                SCHEDULE 13G

CUSIP No.  256069105                                           Page 6 of 9 Pages


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                SCHEDULE 13G

CUSIP No.  256069105                                           Page 7 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:    January 17, 2006                        TCS CAPITAL GP, LLC


                                                 By: /s/ Eric Semler
                                                 ------------------------

                                                 Name: Eric Semler
                                                 Title: Managing Member


Date:    January 17, 2006                              ERIC SEMLER


                                                 By: /s/ Eric Semler
                                                 -------------------------

                                SCHEDULE 13G

CUSIP No.  256069105                                           Page 8 of 9 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.      Joint Filing Agreement, dated as of January 17, 2006, by and between
        Mr. Eric Semler and TCS Capital GP, LLC.                               9

                                SCHEDULE 13G

CUSIP No.  256069105                                           Page 9 of 9 Pages

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Dobson Communications Corporation, Inc., dated as of January 17, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.



Date:    January 17, 2006                        TCS CAPITAL GP, LLC


                                                 By: /s/ Eric Semler
                                                 ---------------------
                                                 Name: Eric Semler
                                                 Title: Managing Member



Date:    January 17, 2006                        ERIC SEMLER

                                                 By: /s/ Eric Semler
                                                 --------------------